Mail Stop 6010

								October 14, 2005


Jeffrey L. Radke
President and Chief Executive Officer
PXRE Group Ltd.
P.O. Box HM 1282
Hamilton HM FX
Bermuda

	Re:	PXRE Group Ltd.
		Schedule 14A
		Filed October 7, 2005
		File No. 1-15259

Dear Mr. Radke:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

General

1. Throughout your filing you state that approval of the proposals will allow you to complete your capital raising program. It is unclear whether the October 7, 2005 private placement is the entire program that you are referring to and the exchange of the Perpetual
Preferred Shares into Common Shares would be the completion to the program or if your program envisions issuing any additional common or preferred shares following approval of the proposal to increase the number of authorized common shares and preferred shares. Please clarify.

Appendices

2. Please revise to include all appendices, rather than referring to appendices in previously filed documents.

How Many Votes Do I Have? page 3

3. We note that some of your shareholders have agreed to vote in favor of proposals 1 and 2 at the meeting. Have shareholders holding a sufficient number of shares to ensure approval agreed to vote in favor of these proposals?

Proposal 1, page 8

4. Proposal 1 seeks approval of an amendment to the bye-laws increasing the authorized capital from $60,000,000 to $360,000,000.
Proposal 3 seeks approval of an amendment to the bye-laws to increase the authorized share capital from $360,000,000 to $380,000,000.
These
proposals seem inconsistent.  Please revise or advise.

5. We note your bye-laws currently provide for 50,000,000 shares of common stock. Please revise to state how many shares are outstanding and how many are reserved for issuance, and clarify that you currently do not have a sufficient number of authorized shares to exchange the
Perpetual Preferred Shares with Common Shares.

6. Please include a discussion of the anti-dilution provisions of the outstanding Convertible Preferred Shares and explain how these provisions will dilute common shareholders` interests.

7. If you have any plans to issue any of the newly authorized common shares, in addition to the shares that will be issued in the exchange, please describe these plans. Otherwise, state that you do not have plans to issue these shares.

Proposal 2, page 10

8. Quantify how many shares of common stock will be issued in the exchange as a percentage of currently outstanding shares, and provide a discussion of the resulting dilution to common shareholders.

9. Who purchased the Perpetual Preferred Shares in your October 7, 2005 offering? If any of these purchasers will receive common shares constituting more than 5% of the outstanding common shares as a result of the exchange, please identify them and quantify the percentage of the common shares they will hold following the exchange. Please note if any of the purchasers are current shareholders, this information should be considered in determining whether they will hold 5% or more of the outstanding shares after the exchange.

Proposal 3, page 22

10. Please revise to describe any plans to issue any of the newly authorized preferred shares if your proposal is approved.
Otherwise,
revise to state you do not currently have any plans to issue these securities.

Share Ownership of Certain Beneficial Owners, page 25

11. Does this table reflect the shares held as a result of the issuance of the Perpetual Preferred Shares? If it does not, please revise to include these shares and any shareholders who hold 5% of your outstanding shares when the Perpetual Preferred Shares are considered.

12. Please identify the natural persons who are the beneficial holders of the shares held by Royce & Associates, Capital Z, and Reservoir Capital Management

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Michael Hyatte
	Sidley Austin Brown & Wood LLP
	1501 K Street, N.W.
	Washington, D.C. 20005
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Jeffrey L. Radke
PXRE Group Ltd.
October 14, 2005
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